OMB APPROVAL
                                                   =============================
                                                   OMB Number: 3235-0116
                                                   =============================
                                                   Expires: August 31, 2005
                                                   =============================
                                                   Estimated average burden
                                                   hours per response: 6.00
                                                   =============================





                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


 For the month of December, 2003


                      CONSOLIDATED MERCANTILE INCORPORATED
                 (Translation of registrant's name into English)

                    106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

                                  EXHIBIT LIST


Included in this Report on Form 6-K:

PRESS RELEASE ISSUED DECEMBER 1, 2003

PRESS RELEASE ISSUED DECEMBER 1, 2003

                      CONSOLIDATED MERCANTILE INCORPORATED

                                  PRESS RELEASE


Toronto, Ontario - December 1, 2003 - Consolidated Mercantile Incorporated (T.S.E. - "CMC" - common) (NASDAQ -"CSLMF" - common)

Consolidated Mercantile Incorporated reports third quarter financial results.

Consolidated Mercantile Incorporated reports that revenues for the nine-month period ended September 30, 2003 increased by 9.1% to approximately $189 million from $173.2 million in 2002. Earnings increased to $1.9 million compared to $1.5 million in the preceding year. Earnings per share for the nine months increased to $0.37 compared with earnings of $0.30 per share in 2002.

The quarter includes the revenues and integration costs relating to our subsidiary Polyair InterPack Inc.'s acquisition of the swimming pool and pool equipment assets of Atlantic/Jacuzzi. The added value of these acquired assets is enhancing our earnings performance and market position.

Consolidated Mercantile Incorporated is a management holding company which effects its investment strategy through investment in, management of and merchant banking to its core strategic industries including packaging, swimming pool products, furniture and finance.

"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to product pricing, competitive market conditions, financial data, and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact

Stan Abramowitz, Secretary
(416) 920-0500

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                      CONSOLIDATED MERCANTILE INCORPORATED


Date: February 5, 2004


                             By:/s/DANIEL S. TAMKIN
                        Daniel S. Tamkin, Vice President